ReliaStar Life Insurance Company
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated March 15, 2010 to the Contract Prospectus dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated May 1, 2009. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective **March 29, 2010**, the transfer premium series of contracts, ING Encore, will no longer be available for purchase.

These changes have no impact on our obligations to you and the guarantees under your existing contract. Existing contract owners may continue to purchase any available optional living benefit riders, subject to the terms and conditions of the contract.